E.K. WALLACE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity	$	12,222
Less non-allowable assets:		
Prepaid expenses and deposits		4,416
Net capital before haircuts		7,806
Less haircuts		-
Net capital		7,806
Less required net capital		5,000
Excess net capital	$	2,806
Aggregate indebtedness	$	3,091
Percentage of aggregate indebtedness to net capital		39.60%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.